The Company's registered and records office is at 1500, 407 - 2nd Street SW, Calgary, Alberta T2P 2Y3. The Company's principal office is located at 6815E - 40th Street S.E., Calgary, Alberta T2C 2W7. The Company and its sole subsidiary have approximately 30 full-time and 2 part-time employees.

U.S. Subsidiary Position Inc. USA ("Position USA"), a wholly-owned subsidiary, was incorporated as a private company by certificate of incorporation under the laws of the State of Texas on October 28, 1996. The registered and records office is located at 2500 Wilcrest, Suite 670, Houston, Texas 77042. The principal office is located at 16155 Park Row, Suite 190, Houston, Texas
77084.  Position USA currently has no employees at this time.